Exhibit 99.4

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, John Tinucci, PhD, PE, ISRM, do hereby certify that:

1.	I am a Principal Geotechnical Mining Engineer of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	This certificate applies to the technical report titled, “Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an Effective Date of July 31, 2017 (the “Technical Report”).

3.	I graduated with a degree in B.S. in Civil Engineering from Colorado State University, in 1980. In addition, I have obtained a M.S. in Geotechnical Engineering from University of California, Berkeley, in 1983 and I have obtained a Ph.D. in Geotechnical Engineering, Rock Mechanics from the University of California, Berkeley in 1985. I am member of the American Rock Mechanics Association, a member of the International Society of Rock Mechanics, a member of the ASCE GeoInstitute, and a Registered Member of the Society for Mining, Metallurgy & Exploration. I have worked as a Mining and Geotechnical Engineer for a total of 37 years since my graduation from university. My relevant experience includes 34 years of professional experience. I have 15 years managerial experience leading project teams, managing P&L operations for 120 staff, and directed own company of 8 staff for 8 years. I have technical experience in mine design, prefeasibility studies, feasibility studies, geomechanical assessments, rock mass characterization, project management, numerical analyses, underground mine stability, subsidence, tunneling, ground support, slope design and stabilization, excavation remediation, induced seismicity and dynamic ground motion. My industry commodities experience includes salt, potash, coal, platinum/palladium, iron, molybdenum, gold, silver, zinc, diamonds, and copper. My mine design experience includes open pit, room and pillar, (single and multi-level), conventional drill-and-blast and mechanized cutting, longwall, steep narrow vein, cut and fill, block caving, sublevel caving and cut and fill longhole stoping and paste backfilling.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Yauricocha property on August 10, 2015, June 21, 2015, and May 3, 2015 to assess rock mass characterization activities and assess ground control conditions and mud rush issues.

6.	I am responsible for geotechnical, hydrogeology, hydrology and tailings Sections 16.5, 18.7, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is in the preparation of the technical report titled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an effective date of June 30, 2016 and report date of September 9, 2016, prepared for Sierra Metals, Inc.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th Day of November 2017.

“Signed”	“Sealed”

John Tinucci, PhD, PE, ISRM SRK Consulting (U.S.), Inc.

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